Blue Hat Interactive Entertainment Technology

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

86-592-228-0081

January 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Gregory Herbers and Evan Ewing

Re:	Blue Hat Interactive Entertainment Technology
Registration Statement on Form F-3, as amended
File No. 333-274893

Gentlemen:

Blue Hat Interactive Entertainment Technology (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time on Friday, January 26, 2024, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at sean@bluehatgroup.net or Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

/s/ Xiaodong Chen
Xiaodong Chen
Chief Executive Officer

cc: Elizabeth Fei Chen, Esq.